Securities Act File No. 333-190593
Investment Company Act File No. 811-22878

As filed with the Securities and Exchange Commission on December 10, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER UNDER THE INVESTMENT COMPANY ACT OF 1940.

AMERICAN INDEPENDECE FUNDS TRUST II

(Exact Name of Registrant)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 10th day of December, 2013.

AMERICAN INDEPENDENCE FUNDS TRUST II
		By:	/s/ Eric M. Rubin Eric M. Rubin President (Principal Executive Officer)
Attest:	/s/Theresa Donovan Theresa Donovan Secretary